Exhibit 10.119

Description of Non-Employee Director Compensation Arrangements

In December 2010, the Board of Directors (the “Board”) of Amyris, Inc. (the “Company”) adopted a non-employee director compensation program (the “Program”) that took effect on January 1, 2011. In February 2012, October 2013, November 2013 and November 2014, the Leadership Development and Compensation Committee of the Board (the “LDCC”) determined that it would not recommend to the Board any changes to the Program for 2012, 2013, 2014 or 2015, respectively. In February 2015, due to the commitment required for the role and consistent with similarly situated companies, the Board approved an increase to the annual cash retainer payable to the chair of the Audit Committee of the Board (the “Audit Committee”) from $15,000 to $30,000, effective January 1, 2015. In November 2015, the LDCC recommended to the Board that it increase the equity component of the Program to provide for awards at approximately the 50th market percentile. In December 2015, the Board approved an increase to the equity component of the Program, which had previously consisted of an initial award upon joining the Board of an option to purchase 20,000 shares of the Company’s common stock (“Common Stock”) and an annual award consisting of an option to purchase 6,000 shares of Common Stock and 3,000 restricted stock units. In October 2016, the LDCC further recommended to the Board that it add an annual retainer for the position of non-executive Board chair in the form of an award of 35,000 restricted stock units to the Program, which the Board approved in November 2016. Under the amended Program, in each case subject to final approval by the Board with respect to equity awards:

•	Each non-employee director receives an annual cash retainer of $40,000, an initial award upon joining the Board consisting of an option to purchase 45,000 shares of Common Stock and 30,000 restricted stock units, and an annual award consisting of an option to purchase 26,000 shares of Common Stock and 17,000 restricted stock units. The initial option award vests in equal quarterly installments over three years, the initial restricted stock unit award vests in equal annual installments over three years, and the annual option and restricted stock unit awards become fully vested after one year (in each case subject to continued service through the applicable vesting date).

•	The non-executive Board chair receives an additional annual award of 35,000 restricted stock units. The award becomes fully vested after one year (subject to continued service through the vesting date).

•	The chair of the Audit Committee receives an additional annual cash retainer of $30,000.

•	The chair of the LDCC receives an additional annual cash retainer of $10,000.

•	The chair of the Nominating and Governance Committee of the Board (the “NGC”) receives an additional annual cash retainer of $9,000.

•	Audit Committee, LDCC and NGC members other than the chair receive an additional annual cash retainer of $7,500, $5,000 and $4,500, respectively.

In general, all of the retainers described above are paid quarterly in arrears. In cases where a non-employee director serves for part of the year in a capacity entitling him or her to a retainer payment, the retainer is prorated to reflect his or her period of service in that capacity. Non-employee directors are also eligible for reimbursement of their expenses incurred in attending Board and committee meetings.